Exhibit 99.7

NEWS RELEASE January 31, 2019 #2019-02

Midas Gold Reports Changes to its Board of Directors

Jaimie Donovan to replace Mark Hill as Barrick Gold Nominee

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) (“Midas Gold” or the “Company”) today announced that it has appointed Jaimie Donovan to its Board of Directors, replacing Mark Hill, who resigned as Barrick’s representative from the Company’s Board.

“We welcome Ms. Donovan to the Board of Directors of Midas Gold and look forward to benefiting from her technical and capital markets expertise,” said Peter Nixon, Chairman of Midas Gold’s Board of Directors. “We also thank Mr. Hill for his contributions to the Board of Directors over the past year and wish him well with his new responsibilities for Barrick in Latin America and Australia.”

Additional Details

Jaimie Donovan is the Head of Growth and Evaluations for Barrick in North America, where she oversees the evaluation and development of regional investment opportunities.  Prior to that Ms. Donovan held senior positions at Barrick Gold as Vice President of Evaluations, and Waterton Global Resource Management as a Principal and head of Evaluations. Ms. Donovan has over 18 years of experience in the mining industry spanning roles in Operations, Corporate Development and Capital Allocation. Ms. Donovan holds a Bachelor’s degree in Mining Engineering (B.Eng.) and a Bachelor’s degree in Commerce (B.Com. Finance) from the University of Western Australia.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.